

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

October 22, 2010

*Via U.S. Mail and Facsimile*

Charles Bradley, Jr.
Chief Executive Officer
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, CA 92612

> **Re:** **Consumer Portfolio Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 27, 2010**
> **File No. 333-168976**

Dear Mr. Bradley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed September 27, 2010

General

1. Please tell us whether you are currently offering and/or selling renewable unsecured subordinated notes. We note that you maintain active hyperlinks to your website— http://www.cpsnotes.com/faq.php#5 and http://www.cpsnotes.com/download.php#subagreement—through which investors can obtain the documents and information necessary to purchase your notes. Please remove from your website all information relating to the offer and sale of securities for which there is not an effective registration statement.

2.  We note the Form S-1/A filed October 19, 2010 for the purpose of removing from registration the securities that remained unsold in connection with the offering registered on Form S-2. Please withdraw the Form S-1/A and tag the document as a post-effective amendment on EDGAR.

3.  We note the following question on your website: "Can CPS prepay my notes prior to maturity?" Please explain your answer in light of the repurchase prohibitions described in your filing.

4.  We note your failure to satisfy the undertaking contemplated by Item 512(a)(1) of Regulation S-K in connection with your 2005 registration statement (file no. 333-121913). Please confirm that you will comply with the undertaking contemplated by Item 512(a)(1) in connection with your current registration statement. Please also confirm that you will update the prospectus at least quarterly, and more often as circumstances warrant. We note the disclosure on page 25 under the heading "Renewal or Redemption On Maturity," which is similar to disclosure contained in your 2005 registration statement.

The Offering

Use of Proceeds, page 4

5.  We note the estimated use of proceeds of $49.7 million. Please revise this disclosure in light of the fact that you are offering only $30 million of securities.

Risk Factors

We May Have Rescission Liability …, page 12

6.  We note that you continued to offer and sell renewable unsecured subordinated notes subsequent to the expiration of the registration statement to which those securities related. Please tell us the total amount of securities that were sold and renewed after the expiration of the registration statement and the time period over which such offers and/or sales occurred. We note the disclosure relating to sales that occurred within twelve months of August 13, 2010.

Recent Developments, page 18

7.  Please revise to disclose selected financial data for the quarter ended September 30, 2010.

Description of the Notes, page 22

8.  We note your statement that you may modify or supplement the terms of the notes from time to time in a supplement to the indenture and a supplement to this prospectus. Please tell us the types of modifications or supplements that you contemplate making in this manner.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3366 with any questions.

Sincerely,

Michael Seaman
Special Counsel

cc:    Mark Harris, Esq.
       *Andrews Kurth LLP*